Exhibit 99.1

News Release
December 16, 2022

Turquoise Hill Announces Completion of the Arrangement with Rio Tinto

MONTREAL -- (BUSINESS WIRE) Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced the completion of the transactions contemplated by the previously announced statutory plan of arrangement under section 195 of the Business Corporations Act (Yukon) (the “Arrangement”) involving the Company and Rio Tinto International Holdings Limited (“Rio Tinto”). Pursuant to the Arrangement, Rio Tinto acquired the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates did not already own (the “Minority Shares”) for C$43.00 per share in cash.

As a result of the transaction, Turquoise Hill intends to apply to have its common shares delisted from the Toronto Stock Exchange and the New York Stock Exchange and to cease to be a reporting issuer under Canadian securities laws.

Further information regarding the Arrangement and the payment of the consideration payable for Minority Shares is provided in the management information circular dated September 27, 2022, as amended and supplemented on November 24, 2022 (the “Circular”), copies of which are available under Turquoise Hill’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the delisting of the Company’s common shares on the Toronto Stock Exchange and the New York Stock Exchange.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2022 (“Q3 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the U.S. Securities and Exchange Commission as well as the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q3 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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